================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2003

                            -----------------------

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

                            -----------------------

                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

                            -----------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---           ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No X
                                    ---       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -----------

================================================================================

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     Date: June 13, 2003


                                       PSi TECHNOLOGIES HOLDINGS, INC.



                                       By: /s/ Arthur J. Young, Jr.
                                           -------------------------------------
                                           Arthur J. Young, Jr.
                                           President and Chief Executive Officer

                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                    JUNE 2003

                                TABLE OF CONTENTS
                                -----------------

Description                                                                 Page

Press Release, dated June 13, 2003
PSi Technologies signs non-binding letter of interest to issue to
Merrill Lynch Global Emerging Markets Partners, L.P. a US$4 million
5-year Exchangeable Senior Subordinated Note                                   4

Notice, dated June 13, 2003
Notice of Special Meeting of Stockholders                                      5

Notice, dated May 22, 2003
Notice of Annual Meeting of Stockholders                                       8

Proxy, dated June 26, 2002
Proxy Letter in Philippine Format                                              9

Minutes of Meeting, dated June 26, 2002
Minutes of the Stockholders Meeting on June 26, 2002                          10

                  PSI TECHNOLOGIES SIGNS NON-BINDING LETTER OF
                   INTEREST TO ISSUE TO MERRILL LYNCH GLOBAL
                EMERGING MARKETS PARTNERS, L.P. A US$ 4 MILLION
                  5-YEAR EXCHANGEABLE SENIOR SUBORDINATED NOTE

MANILA, PHILIPPINES and SANTA CLARA, CALIFORNIA - June 13, 2003 - PSi Technologies (NASDAQ:PSIT), a leading independent provider of power semiconductor assembly and test services, today announced the signing of a non-binding Letter of Interest to issue to Merrill Lynch Global Emerging Markets Partners, L.P. (MLGEMP), the Company's majority shareholder, a $4 million exchangeable senior subordinated note.

The proceeds of the note will be used to pay certain liabilities related to the Company's capital expenditures incurred over the past year which are due by the end of the second and third quarters of 2003 and will not be payable out of current cash flow from operations or available lines of credit. Over the course of the last several months, the Company has pursued several possible avenues of financing. No such alternative could be put in place in time. The Company continues to pursue discussions with other prospective financing sources to further enhance its liquidity.

The note is issued by the Company's principal operating subsidiary, and comes due in 2008. It accrues interest at 10 percent net of Philippine withholding tax. The note will be exchangeable into the Company's common stock at a price of $1.47 per share (which is equivalent to the Company's 30-trading day average price as of June 6, 2003). The exchange price is subject to reduction in the event the Company does not meet certain performance targets for the third and fourth quarters of 2003.

The transaction is subject to customary closing conditions.

About PSi Technologies Holdings, Inc.

PSi Technologies is an independent semiconductor assembly and test service provider focused on the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. PSi's customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics.

For more information, visit the Company's web site at www.psitechnologies.com or
                                                      -----------------------
call:

Edison G. Yap, CFA
PSi Technologies Holdings, Inc.
(63-2) 837-7702 (Office)
(63-917) 528-2558
egyap@psitechnologies.com.ph
----------------------------

Karen Keating-Rissman (General Information)
FRB | Weber Shandwick
(415) 296-2261
klkeating@webershandwick.com
----------------------------

Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. Actual outcomes may differ materially. Factors that might cause a difference include, but are not limited to, the possibility that the transaction might not close. PSi will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

                         PSi Technologies Holdings, Inc.

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                    -----------------------------------------

           PLACE: Principal Office of PSi Technologies Holdings, Inc.
                 FTI Complex, Electronics Avenue, Taguig, M. M.
                               DATE: June 25, 2003
                       TIME: 11:30 A.M. (Philippine Time)


Dear Stockholder:

     You are cordially invited to attend a Special Meeting of the stockholders of PSi Technologies Holdings, Inc. (the "Company") which will be held on June 25, 2003 at the principal office of the Company at FTI Complex, Electronics Avenue, Taguig, Metropolitan Manila, Philippines at 11:30 a.m., Philippine time. The meeting is being held to give the stockholders of the Company an opportunity to approve the potential issuance and sale to the Company's majority stockholder of common stock of the Company equal to 20% or greater of the Company's outstanding common stock prior to the issuance at a price lower than the greater of book value or market value (the "Proposal"). The Proposal is more fully described on Annex A attached hereto.

     Only stockholders of record in the books of the Company at the close of business on June 13, 2003 will be entitled to vote at the meeting. A list of stockholders entitled to vote will be available for inspection at the office of the Chief Financial Officer, PSi Technologies Holdings, Inc., FTI Complex, Electronics Avenue, Taguig, Metropolitan Manila, Philippines, five (5) days prior to the Special Meeting.

Taguig, Metropolitan Manila, Philippines, June 13, 2003.

                                           ON BEHALF OF THE CHAIRMAN OF
                                           THE BOARD

                                           By: /s/ Helen G. Tiu

                                                 HELEN G. TIU
                                              Corporate Secretary


              REGISTRATION OF STOCKHOLDERS WILL START AT 11:00 A.M.

                                     ANNEX A
                                     -------

             SHARE ISSUANCE PROPOSAL TO BE SUBMITTED FOR STOCKHOLDER
             -------------------------------------------------------
       APPROVAL, PURSUANT TO NASDAQ MARKETPLACE RULE 4350(i)(1)(D), AT A
       -----------------------------------------------------------------
            SPECIAL MEETING OF THE STOCKHOLDERS OF THE COMPANY TO BE
            --------------------------------------------------------
                       HELD AT 11:30 AM ON JUNE 25, 2003
                       ---------------------------------


Proposal: "As required by NASDAQ Rule 4350, the stockholders of the Company hereby approve of the sale and issuance to the Company's majority stockholder of a number of shares of common stock (and/or securities convertible into common stock, calculated on an as converted basis) equal to greater than 20%, but not more than 30%, of the issued and outstanding common stock of the Company on the date hereof, at a price per share (calculated on an as exchanged basis) equal to less than the greater of book value or market value, calculated in accordance with the standards applicable under Rule 4350, on such terms and conditions as the Board of Directors deems appropriate."

Background/Proposed Transaction

     The Company is obligated to pay liabilities related to its capital expenditures incurred over the past year. Certain of these liabilities are due by the end of the second and third quarters of 2003 and will not be payable out of current cash flow from operations or available lines of credit.

     Over the course of the last several months, the Company has pursued several possible financing alternatives. No such alternative could be put into place in time to meet the Company's obligations as described above. In light of the Company's current circumstances, management approached its majority shareholder, Merrill Lynch Global Emerging Markets Partners, L.P. ("MLGEMP"), about a possible capital infusion. On June 13, 2003, the Company signed a non-binding letter of interest (the "Letter of Interest") to issue MLGEMP a $4 million exchangeable senior subordinated note (the "Exchangeable Note"). The Audit Committee of the Company's Board of Directors, comprised of three non-management, independent directors not affiliated with MLGEMP, has approved the terms of the Letter of Interest and will approve the definitive documentation prior to execution.

     The proceeds of the Exchangeable Note would be used to pay liabilities related to capital expenditures as described above. The Exchangeable Note would be issued by PSi Technologies, Inc., the Company's principal operating subsidiary, and would come due in 2008. The Exchangeable Note would accrue interest at a rate of 10% per annum, net of Philippine withholding tax, payable in cash or, under certain circumstances, in kind. The Exchangeable Note will be exchangeable into the Company's common stock at a price of $1.47 per share (which is equivalent to the Company's 30-trading day average price as of June 6, 2003). The exchange price is subject to reduction in the event the Company does not meet certain performance targets for the third and fourth quarters of 2003.

     Upon the issuance of the Exchangeable Note, MLGEMP's equity stake in the Company, on an as exchanged basis, would increase from 53.7% to between 61.6% and 63.3%, depending upon the exchange price. If interest on the Exchangeable
Note is paid in kind, MLGEMP's equity stake in the Company could further increase.

Reason Stockholder Approval is Required

     The American Depositary Shares of the Company ("ADSs") are listed on the NASDAQ National Market, and the Company is therefore subject to NASDAQ Marketplace Rules. NASDAQ Marketplace Rule 4350(i)(1)(D) requires stockholder approval prior to the issuance of securities representing 20% or more of the issuer's outstanding shares of common stock or voting power prior to the issuance of such securities, at a price per share below the greater of book value or market value of the issuer's common stock. Specifically, NASDAQ Rule 4350(i)(1)(D) requires that the issuer of stock in a non-public offering secure stockholder approval prior to an issuance where (i) the securities issued are common stock or securities convertible into common stock, (ii) the price per share of the securities in the offering is less than the greater of book value or market value of the issuer's common stock, and (iii) the proposed issuance would result in the issuance of 20% or more of the common stock or voting power of the issuer before the issuance. Shares of the Company's common stock issuable upon the exercise or conversion of warrants, options, debt instruments, preferred stock or other equity securities issued or granted in such capital raising transaction are considered shares issued in such transaction in determining whether the 20% limit has been reached.

     To comply with NASDAQ Rule 4350(i)(1)(D) in connection with the issuance of the Exchangeable Note (or in connection with an alternative capital-raising transaction) and to give the Board of Directors the flexibility to enter into and close the transaction with MLGEMP, the Company is seeking stockholder approval of the Proposal. If the stockholders of the Company approve the Proposal at the special meeting, the Company intends to effectuate the issuance of the Exchangeable Note to MLGEMP as described in the Letter of Interest, subject to satisfaction of the conditions therein.

Impact of Potential Stock Issuance on Existing Stockholders

     Stockholder approval of the Proposal will authorize the issuance of securities in a capital-raising transaction exchangeable into or exercisable for shares of common stock of the Company in an amount equal to 20% or more of the Company's securities and/or 20% or more of the Company's voting power outstanding prior to such issuance. Stockholder approval of the transaction will also give the Board of Directors complete discretion to determine the amount, type and terms of securities to be issued by the Company. For example, the Company may issue any one or more of common stock, preferred stock convertible to common stock, debt securities or other debt obligations convertible to common stock, options and warrants. The Board of Directors will have discretion to determine any applicable dividend or interest rates, conversion prices, exchange prices, voting rights, redemption prices, maturity dates and similar matters.

     Any transaction requiring approval by stockholders under NASDAQ Rule 4350(i)(1)(D) is likely to result in a significant increase in the number of shares of common stock of the Company outstanding on a fully-diluted basis, and current stockholders will own a smaller percentage of the outstanding common stock of the Company. In addition, stockholders may experience potential dilution in the market price of the Company's ADSs as a result of issuances of shares of common stock at prices below the current market price. Such issuances could cause the market price of the Company's ADSs to decline below $1.00 per share. If the bid price of the Company's ADSs is below $1.00 for an extended period of time, the Company could be subject to de-listing from NASDAQ.

Required Vote

     The affirmative vote of the holders of a majority of the total votes cast on the proposal in person or by proxy is required for stockholder approval of the Proposal. The stockholders of the Company are hereby advised that MLGEMP intends to vote in favor of the Proposal. Accordingly, given MLGEMP's current 53.7% ownership of the Company, approval of the Proposal is assured.

                         PSi Technologies Holdings, Inc.

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                    ----------------------------------------

           PLACE: Principal Office of PSi Technologies Holdings, Inc.
                 FTI Complex, Electronics Avenue, Taguig, M. M.
                               DATE: June 25, 2003
                       TIME: 10:00 A.M. (Philippine Time)

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of PSi Technologies Holdings, Inc. (the "Company") which will be held on June 25, 2003 at the principal office of the Company at FTI Complex, Electronics Avenue, Taguig, Metropolitan Manila, Philippines at 10:00 a.m., Philippine time. The meeting is being held for the following purposes:

1.   Approval of Minutes of June 26, 2002 Stockholders' Meeting;

2. Annual Reports of the Chairman, the President and Chief Executive Officer and of the Chief Financial Officer;

3.   Election of the Members of the Board of Directors;

4.   Appointment of External Auditors

5. Approval to authorize the Company to guarantee and/or act as surety with respect to any loans or obligations that any financial institution may extend to PSi Technologies, Inc. and/or PSi Technologies Laguna, Inc.

6. Ratification of all acts, contracts, investments, and resolutions of the Board of Directors and Management since June 26, 2002; and

7. Such other business as may properly come after May 23, 2003 and before June 25, 2003.

Only stockholders of record in the books of the Company at the close of business on May 23, 2003 will be entitled to vote at the meeting. A list of stockholders entitled to vote will be available for inspection at the office of the Chief Financial Officer, PSi Technologies Holdings, Inc., FTI Complex, Electronics Avenue, Taguig, Metropolitan Manila, Philippines, ten (10) days prior to the Annual Meeting.

Stockholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company as promptly as possible but not later than June 20, 2003 or five (5) days prior to the Annual Meeting. The giving of such proxy will not affect your right to vote in person should you decide to attend the Annual Meeting.

Taguig, Metropolitan Manila, Philippines, May 22, 2003.


                                                          THE BOARD OF DIRECTORS

                                                          By: /s/ Helen G. Tiu

                                                                HELEN G. TIU
                                                             Corporate Secretary

              REGISTRATION OF STOCKHOLDERS WILL START AT 9:00 A.M.

                         PSi Technologies Holdings, Inc.
                                    P R O X Y


                                                   -----------------------------
                                                               Date

KNOW ALL MEN BY THESE PRESENTS:

         I, the undersigned holder of American Depositary Receipts of PSi Technologies Holdings, Inc. ("ADR"), do hereby appoint, name and constitute a duly authorized representative/s of the Bank of New York, or in his absence, the President or the Corporate Secretary, in the order as enumerated, as my true and lawful proxy for me and in my name and stead, to attend the Annual Meeting of Stockholders of the Corporation on 25 June 2003 and at any adjournment(s) thereof, to vote the common stock equivalent of my ADR in the Corporation on all matters set forth in the agenda as I have expressly indicated by marking the same with an "X" or "(tick)".

         If no specific instruction is given, the common stock equivalent of my ADR will be voted FOR the election of the nominees for directorship whose names appear in this proxy form and FOR the approval of all matters the stockholders' approval of which is sought in the meeting. Moreover, this proxy shall confer discretionary authority to vote with respect to all matters incident to the conduct of the meeting.

--------------------------------------------------------------------------------- ---------------------------------------
                                                                                                  ACTION

                                           ITEM
--------------------------------------------------------------------------------- ---------------------------------------
                                                                                     FOR        AGAINST       ABSTAIN
--------------------------------------------------------------------------------- ----------- ------------- -------------
--------------------------------------------------------------------------------- ----------- ------------- -------------
1. To approve the minutes of June 26, 2002 Meeting of Stockholders
--------------------------------------------------------------------------------- ----------- ------------- -------------
2. To approve the 2002 Annual Report of the Company
--------------------------------------------------------------------------------- ----------- ------------- -------------
3. To elect the following nominees as directors of the Company
--------------------------------------------------------------------------------- ----------- ------------- -------------
   a. Mandakini Puri
--------------------------------------------------------------------------------- ----------- ------------- -------------
   b. Brian A. Renaud
--------------------------------------------------------------------------------- ----------- ------------- -------------
   c. Arthur J. Young, Jr.
--------------------------------------------------------------------------------- ----------- ------------- -------------
   d. Sung Min Cho
--------------------------------------------------------------------------------- ----------- ------------- -------------
   e. Joseph R. Madrid
--------------------------------------------------------------------------------- ----------- ------------- -------------
   f. William J. Meder
--------------------------------------------------------------------------------- ----------- ------------- -------------
   g. Ramon del Rosario, Jr.
--------------------------------------------------------------------------------- ----------- ------------- -------------
   h. Roberto de Ocampo
--------------------------------------------------------------------------------- ----------- ------------- -------------
   i. Romeo L. Bernardo
--------------------------------------------------------------------------------- ----------- ------------- -------------
4. To appoint SyCip Gorres Velayo & Co., a member practice of Ernst & Young
Global as external auditors of the Company
--------------------------------------------------------------------------------- ----------- ------------- -------------
5. To authorize the Company to guarantee and/or act as surety with respect to any loans/obligations that any financial institution may extend to PSi
Technologies, Inc. and/or PSi Technologies Laguna, Inc.
--------------------------------------------------------------------------------- ----------- ------------- -------------
6. To ratify all acts, contracts and resolution of Management and the Board of
Directors since June 26, 2002
--------------------------------------------------------------------------------- ----------- ------------- -------------
7. Other Matters
--------------------------------------------------------------------------------- ----------- ------------- -------------

Other written instructions.  (Please indicate item in agenda):

---------------------------------------------------------------------




                               -------------------------------------------------
                                           Printed Name of ADR Holder


                               -------------------------------------------------
                                            Signature of ADR Holder
                                      or Authorized Signatory of ADR Holder*

(*N.B. : Corporations, Partnerships and Associations must attach original certified resolutions or extracts thereof designating the authorized signatory/ies for the purpose of this Proxy.)


ON OR BEFORE JUNE 20, 2003, PLEASE DATE, SIGN AND RETURN PROXY TO THE CORPORATE
-------------------------------------------------------------------------------
SECRETARY (c/o OFFICE OF MR. EDISON G. YAP, INVESTOR RELATIONS, PSI TECHNOLOGIES
--------------------------------------------------------------------------------
                                 HOLDINGS, INC.,
                                 ---------------
       FTI COMPLEX, ELECTRONICS AVENUE, TAGUIG, METRO MANILA, PHILIPPINES)
       -------------------------------------------------------------------

                          MINUTES OF THE ANNUAL MEETING
                               OF THE STOCKHOLDERS
                                       OF
                         PSi Technologies Holdings, Inc.

               Held at the principal office of the corporation at
              FTI Complex, Electronics Avenue, Taguig, Metro Manila
                                on June 26, 2002

ATTENDANCE

     (See Annex "A")

I.   CALL TO ORDER.

     The Chairman of the Board, Mr. Arthur Young, called the meeting to order and presided over the same. The Corporate Secretary recorded the minutes of the meeting.

II.  CERTIFICATION OF QUORUM

     The Corporate Secretary certified that a quorum was present for the transaction of business, there being present in person or represented by proxy 70.88% of the issued and outstanding capital stock of the Corporation.

III. APPROVAL OF MINUTES OF JULY 11, 2001
     SPECIAL STOCKHOLDERS' MEETING.

     The Chairman inquired whether there were any questions or comments regarding the minutes of the special stockholders meeting held on July 11, 2001. There being none, upon motion duly made and seconded, the minutes of the stockholders' meeting held on July 11, 2001 were unanimously approved by the stockholders present in person or by proxy.

IV.  PRESENTATION OF ANNUAL REPORT.

     Upon motion duly made and seconded, the stockholders present agreed that the presentation of the annual report by the President and CEO be waived.

V.   APPROVAL OF AUDITED FINANCIAL
     STATEMENTS AS OF DECEMBER 31, 2001

     The Chairman then inquired whether there were any questions or comments regarding the audited financial statements of the Company for the year ended December 31, 2001. There being none, upon motion duly made and seconded, the audited financial statements of the Company for the year 2001 were approved.

VI.  ELECTION OF DIRECTORS.

     The meeting then proceeded to the election of the Directors for the period 2002 - 2003. Upon nominations made and seconded, the following were unanimously elected to serve as directors of the Corporation for the period 2002-2003, effective on their qualification, and until their successors shall have been duly elected and shall have qualified:

          Brian Renaud                           William J. Meder
          Mandakini Puri                         Ramon del Rosario, Jr.
          Arthur J. Young, Jr.                   Roberto de Ocampo
          Sung Min Cho                           Romeo L. Bernardo
          Joseph R. Madrid

VII. APPOINTMENT OF EXTERNAL AUDITORS.

     The Chairman then submitted for the consideration of the stockholders the appointment of SyCip Gorres Velayo & Co and Ernest and Young as external auditors of the Company. Upon motion duly made and seconded, the stockholders in attendance unanimously approved the appointment of SyCip Gorres Velayo & Co and Ernst and Young as external auditors of the Company.

VIII.RATIFICATION OF ALL ACTS, CONTRACTS,
     INVESTMENTS, AND RESOLUTIONS OF THE BOARD
     OF DIRECTORS AND MANAGEMENT SINCE JULY 11, 2001

     Upon motion duly made and seconded, the ratification of all acts, contracts, investments and resolutions of the Board of Directors and management of the Company since July 11, 2001 was unanimously approved by the stockholders in attendance constituting 70.88% of the outstanding capital stock of the Company.

X.   ADJOURNMENT.

         There being no further business to transact the meeting was thereupon adjourned.

ATTEST:



ARTHUR J. YOUNG, JR.
Chairman of the Board




HELEN G. TIU
Corporate Secretary

Annex "A"

                         PSi Technologies Holdings, Inc.
                         Special Meeting of Stockholders
                                  June 26, 2002

                              Record of Attendance

         Stockholders of Record                         No. of Shares Represented
         ----------------------                         -------------------------
Merrill Lynch Global Emerging Markets Partners, L. P.
(represented by Mr. Brian Renaud)                                       7,141,622

Bermuda Trust (Singapore) Limited A/C NJI NO. 2
Investment Fund (represented by Dan I. Siazon)                          1,955,738

Bank of New York (represented by Aivi Florescio)                          299,772

Arthur J. Young, Jr.                                                       23,160

Brian Renaud                                                                    2

Ramon del Rosario, Jr.                                                          1

Roberto de Ocampo                                                               1

Romeo L. Bernardo                                                               1

Mandakini Puri                                                                  1

Sung Min Cho                                                                    1

     Total No. of Shares Present or
     Represented by Proxy at the Meeting                                9,420,299
                                                                        =========
Percentage of 13,289,525 Total Outstanding Shares                        (70.88%)